Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

September 27, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 26, 2022 The Nasdaq Stock Market LLC (the "Exchange") received from Alpine Summit Energy Partners, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Class A Subordinate Voting Shares, without par value

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi